August 26, 2025

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
1203C, Level 12, Tower 1
Admiralty Centre, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Intelligent Group Ltd
           Form 20-F filed April 14, 2025
           File No. 001-41974
Dear Wai Lau:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services